January 23, 2019	TSX.V - GIGA

Robert Morris appointed to Board of Directors

(Vancouver) – Mark Jarvis, CEO of Giga Metals Corp. (TSX.V—GIGA) announced today that Robert Morris, a former senior executive with Vale S.A., the largest nickel producer in the world, has been appointed to the Board of Giga Metals.

“This is an extremely strong addition to the Board of Giga Metals,” said Mr. Jarvis. “Robert’s most recent position with Vale was Executive Vice President with global accountability for sales and marketing of Vale’s base metals portfolio, including Nickel, Copper, Cobalt and Precious Metals, responsible for annual sales in excess of US $5 billion. He was an officer of the company and member of the senior management committee. His knowledge of the rapidly evolving market for nickel and cobalt products is without peer.”

“Giga Metals is a very interesting company,” said Mr. Morris. “The Turnagain Project has scale similar to other large greenfields nickel projects in the world, and I think it can compete very well with the giant HPAL projects for development dollars during the current market cycle. I am excited about getting involved with this management team and this Board to help advance the project and advise on marketing the high quality concentrates the project is capable of producing.”

Mr. Morris has extensive experience with several companies managing sales of specialty metals and chemicals, which includes marketing battery materials to battery manufacturers.

Prior to joining Vale, he was Managing Director, Greater China for Umicore Marketing Services, accountable for the company’s regional business development, trading, distribution and agency activities. He also worked directly with Umicore Business Units on M&A activities in the region.

Mr. Morris lived in Tokyo from 2007 – 2012, as President and Representative Director of Vale Japan Limited, where he managed assets with an annual turnover of U.S. $850 million. He was also mandated to integrate, expand and streamline the company’s operations in Japan including a 60,000 tonne Nickel refinery in Mie prefecture and a sales and marketing office in Tokyo.

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Jon Hykawy resigns from Board, joins Advisory Board

Jon Hykawy has resigned from the Board of Directors of Giga Metals and has joined the Advisory Board of the Company.

“I want to thank Jon for his service as a Board member,” said Mr. Jarvis. “We look forward to continuing to have access to his knowledge about battery material supply chains in his capacity as a member of our Advisory Board.”

About Giga Metal’s Turnagain Nickel-Cobalt Project

The Turnagain Project hosts the Horsetrail nickel-cobalt deposit, a significant undeveloped nickel-cobalt sulphide deposit, located in British Columbia, Canada.

Engineering and metallurgical studies are underway with an objective of advancing the project to the Pre-Feasibility level. Extensive metallurgical work indicates a clean concentrate grading 18% nickel and 1% cobalt is reliably achievable using simple “off-the-shelf” processing technology.

The Turnagain project covers a large, relatively underexplored land package prospective for additional ultramafic-hosted nickel-cobalt discoveries. Turnagain is one of the few projects in a stable jurisdiction that can potentially deliver large quantities of nickel and cobalt to meet the growing needs of the electric vehicle and energy storage markets at a time when many research analysts are projecting there will be shortages in the cobalt and nickel required by battery manufacturers.

Grant of Incentive Stock Options

The Company also announced that pursuant to its Stock Option Plan, approved by the TSX Venture Exchange, the Company will be granting 300,000 stock options to a Director, exercisable at $0.35 per share, expiring January 23, 2024.

On behalf of the Board of Directors,

“Mark Jarvis”

MARK JARVIS, PRESIDENT & CEO
GIGA METALS CORPORATION

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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Forward-Looking Statements

This news release contains forward-looking information which is subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ from those projected in the forward-looking statements. Forward looking statements in this press release include the possibility of finding an offtake partner, that a Pre-Feasibility Study will be completed by the end of 2019 and that the Turnagain project could deliver large quantities of nickel and cobalt.

These forward-looking statements are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information. Risks that could change or prevent these statements from coming to fruition include that geological interpretations based on drilling may change with more detailed information; the availability of labour, equipment, infrastructure and markets for the products produced; and despite the current expected viability of the project, conditions changing such that the minerals on our property cannot be economically mined, or that the required permits to build and operate the envisaged mine cannot be obtained. The forward-looking information contained herein is given as of the date hereof and the Company assumes no responsibility to update or revise such information to reflect new events or circumstances, except as required by law.

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